--------------------------
                                                              OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                          dick clark productions, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   181512-10-4
                      -----------------------------------
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)
   [ ]   Rule 13d-1(c)
   [X]   Rule 13d-1(d)



-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                               Page 1 of 5 pages

                                       13G

CUSIP No. 181512-10-4                                          Page 2 of 5 Pages
          -----------                                              ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Richard W. Clark

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [ ]
                       N/A

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       5,856,506  -- See response to Item 6
       OWNED BY                         (Ownership on Behalf of Another Person).
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                        N/A

                            7      SOLE DISPOSITIVE POWER

                                        2,773,265


                            8      SHARED DISPOSITIVE POWER

                                        N/A

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,856,506

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [X]
               708,750 shares of Class A Common Stock

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               73%

12          TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)
                               Page 2 of 5 pages

                                       13G

CUSIP No. 181512-10-4                                          Page 3 of 5 Pages
          -----------                                              ---  ---

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13G
                              -------------------

Item 1(a).     Name of Issuer:

               dick clark productions, inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3003 West Olive Avenue
               Burbank, California 91510-7811

Item 2(a).     Name of Person Filing:

               Richard W. Clark

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               c/o dick clark productions, inc.
               3003 West Olive Avenue
               Burbank, California 91510-7811

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               181512-10-4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable


SEC 1745 (2-95)
                               Page 3 of 5 pages

                                      13G

CUSIP No. 181512-10-4                                          Page 4 of 5 Pages
          -----------                                              ---  ---

Item 4.   Ownership.  As of December 31, 1998:

          (a) Amount beneficially owned: 5,856,506 shares of Common Stock.

          (b) Percent of class:   73%

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or direct the vote:  5,856,506

              (ii)  Shared power to vote or direct the vote:   0

              (iii) Sole power to dispose or direct the disposition of:
                    2,773,265

              (iv)  Shared power to dispose or direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The number of shares listed as being beneficially owned by Mr. Clark (5,856,506) includes:

          o 3,083,241 shares of Common Stock beneficially owned by Karen W. Clark, Mr. Clark's wife. Pursuant to a voting trust agreement between Mr. Clark and Ms. Clark, Mr. Clark has the sole voting power over the shares owned by Ms. Clark. Ms. Clark has the right to receive dividends or the proceeds from the sale of such shares; and

          o 375,270 shares of Common Stock held by Olive Enterprises, Inc., a Pennsylvania corporation, controlled by Mr. Clark.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable


SEC 1745 (2-95)
                               Page 4 of 5 pages

                                      13G

CUSIP No. 181512-10-4                                          Page 5 of 5 Pages
          -----------                                              ---  ---


Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
                                   -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 1999


                                                           /s/ Richard W. Clark
                                                          ----------------------
                                                               Richard W. Clark


SEC 1745 (2-95)
                               Page 5 of 5 pages